Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicy Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

Pursuant to Securities and Exchange Commission of Brazil (“CVM”) Instruction No. 481/2009, the Company makes available to its shareholders the synthetic voting map of the Extraordinary Shareholders’ Meeting to be held on April 1, 2019, at 9:30 am, at its headquarters located at Avenida Professor Magalhães Neto, 1752, Salvador/BA, CEP 41810-012, sent by the bookkeeper. It should be noted that, according to the information contained in the absentee ballot, irregular votes will be disregarded, in other words those that are crossed-out, not filled and/or related to resolutions that the shareholder does not have the right to vote. The remaining votes delivered in other matters shall be considered (the ballot was not completely disregarded, but only irregular voting).

		Resolutions /
		Questions regarding	Number of votes
No.	Resolution	the ESM	Approve	Reject	Abstain	Total
1

Approval of the Protocol and Justification of the Merger of Fibria Celulose S.A. by Suzano (“Merger Agreement”), executed on February 27, 2019, by the management of the Company and Fibria Celulose S.A., a publicly held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010 (“Fibria”), which sets forth the terms and conditions of the merger of Fibria into the Company, with the consequent winding up of Fibria (“Merger”).

		Simple Resolution	198,371,521	—	564,037	198,935,558

2	Ratification of the appointment of PricewaterhouseCoopers, a company with headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) to prepare the appraisal report to determine the book value of Fibria’s equity, pursuant to the terms of article 227 of the Brazilian Corporations Law (“Appraisal Report”).	Simple Resolution	198,372,599	—	562,959	198,935,558

3	Approval of the Appraisal Report.	Simple Resolution	198,372,599	—	562,959	198,935,558

4	Approval of the Merger, under the terms of Merger Agreement.	Simple Resolution	198,371,521	—	564,037	198,935,558

5	Change of the Company’s corporate name to “Suzano S.A.”, with the consequent amendment of Clause 1 of its Bylaws.	Simple Resolution	198,372,599	—	562,959	198,935,558

6	Amendment to Clause 5 of the Company’s Bylaws to reflect the amount of its capital stock and the number of shares it is divided by as a result of the capital increase under the authorized capital due to the merger of Eucalipto Holding S.A. completed on January 14, 2019, as approved in the Company’s Shareholders Meeting held on September 13, 2018, and in the Company’s Board of Directors Meeting held on January 10, 2019.	Simple Resolution	198,372,599	—	562,959	198,935,558

7	Approval of the complementation of the Company’s purpose, to include (a) expressly other activities currently carried out by Fibria; and (b) in the description of the activity listed in line “a” of Clause 4 of the Bylaws to mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws.	Simple Resolution	198,372,599	—	562,959	198,935,558

8

Approval of the amendment of the Company’s Bylaws to (a) globally amend the Clauses of the Bylaws to adjust the Board of Officers’ designation as used internally by the Company — Statutory Executive Board of Officers; (b) complement the competence of the Board of Directors and Statutory Executive Board of Officers; (c) adjust the Clauses of the Bylaws to other amendments that shall be made in the Bylaws pursuant to the other items of this Call Notice, including with the possible renumbering of these articles due to the extinction of old or addition of new articles to the Company’s Bylaws; (d) include a new paragraph to Clause 20 to allow the Statutory Executive Board of Officers meetings to be performed remotely; (e) amend Clause 25 (renumbered to become Clause 24) due to the change of the Audit Board regiment to not permanent; and (f) amend Clause 26 to clarify the concepts of the formula for calculating the minimum mandatory dividend, without changing the Company’s or its shareholders results.

		Simple Resolution	194,065,381	4,307,218	562,959	198,935,558

9	The termination of the current advice statutory committees to the Board of Directors of the Company, with the consequent exclusion of the current Clause 16 of the Company’s Bylaws.	Simple Resolution	198,372,599	—	562,959	198,935,558

10	The creation of a Statutory Audit Committee pursuant to applicable laws and regulations, with the inclusion of a new Clause 25 to the Company’s Bylaws to govern the rules, terms and conditions related to the matter hereof.	Simple Resolution	194,640,889	3,731,710	562,959	198,935,558

11	Re-rectification of the global annual compensation of managers and members of the audit board with respect to the fiscal year of 2018, approved in the Company’s annual shareholders meeting held on April 26, 2018.	Simple Resolution	15,656,594	182,716,005	562,959	198,935,558